UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

JinkoSolar Holding Co., Ltd.

File No. 333-164432 - CF# 23723

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JinkoSolar Holding Co., Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on January 20, 2010, as amended.

Based on representations by JinkoSolar Holding Co., Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through December 31, 2014	Exhibit 10.46	through October 12, 2012
Exhibit 10.5	through December 31, 2013	Exhibit 10.48	through September 30, 2014
Exhibit 10.6	through December 31, 2011	Exhibit 10.51	through December 31, 2010
Exhibit 10.8	through December 31, 2013	Exhibit 10.52	through December 31, 2010
Exhibit 10.9	through December 31, 2013	Exhibit 10.53	through December 31, 2010
Exhibit 10.10	through December 31, 2010	Exhibit 10.54	through November 30, 2010
Exhibit 10.11	through July 31, 2010	Exhibit 10.55	through December 31, 2011
Exhibit 10.21	through December 25, 2012	Exhibit 10.56	through October 31, 2010
Exhibit 10.39	through June 7, 2014	Exhibit 10.57	through February 8, 2013
Exhibit 10.43	through September 18, 2012	Exhibit 10.58	through December 31, 2011
Exhibit 10.45	through October 19, 2019	Exhibit 10.59	through December 31, 2010
		Exhibit 10.61	through October 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel